Exhibit 99.1

CODE OF BUSINESS CONDUCT AND ETHICS

1.	Introduction

1.1.	This Code of Business Conduct and Ethics (this “Code of Conduct”) has been adopted by our Board of Directors (the “Board”) to summarize the standards and principles of business conduct that must guide our actions. Except as otherwise specifically provided, this Code of Conduct applies to all Company Personnel (as defined herein) of MAG Silver Corp. and its subsidiaries (the “Company” or “MAG”). Specific objectives of this Code of Conduct include but are not limited to the promotion of:

•	honest and ethical conduct;

•	handling of actual or perceived conflicts with the interests of the Company, including the avoidance of such conflicts and disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

•	confidentiality of corporate information;

•	protection and proper use of corporate assets and opportunities;

•	compliance with applicable governmental laws, rules and regulations;

•	the prompt internal reporting of any violations of this Code of Conduct to an appropriate person; and

•	accountability for adherence to the Code of Conduct.

1.2.	This Code of Conduct provides guidance to you on your ethical and legal responsibilities. We expect all Company Personnel to comply with the Code of Conduct, and the Company is committed to taking prompt and consistent action against violations of the Code of Conduct. In addition to potential civil and criminal liability, violation of the standards outlined in the Code of Conduct may be grounds for disciplinary action up to and including termination of employment or other business relationships.

1.3.	While covering a wide range of business practices and procedures, the Code of Conduct cannot and does not cover every issue that may arise or every situation in which ethical decisions must be made, but rather sets forth key guiding principles of business conduct that the Company expects of all Company Personnel. Any questions regarding the Code of Conduct and its application or interpretation should be directed to your supervisor, a senior manager or the Chair of MAG’s Governance and Nomination Committee, as applicable.

2.	Application

2.

2.1.	This Code of Conduct applies to the global conduct of all Company personnel, including full-time, temporary and part-time employees, contract workers and independent consultants (“Company Personnel”).

2.2.	The Company’s Chief Executive Officer (the “CEO”) is responsible for administering and interpreting this Code of Conduct, under the oversight of the Governance and Nomination Committee of the Board. With the prior approval of the Governance and Nomination Committee, the CEO may delegate his or her responsibilities under this Code of Conduct to other senior executives of the Company, and in such instances, all references in this Code of Conduct to the CEO would include any such delegated senior executive.

3.	Basic Obligations

3.

3.1.	Under the Company’s ethical standards, Company Personnel share certain responsibilities. It is your responsibility to (a) become familiar with, and conduct Company business in compliance with, applicable laws, rules and regulations and this Code of Conduct; (b) treat all Company Personnel, suppliers, customers and business partners in an honest and fair manner; (c) avoid situations where your personal interests are, or appear to be, in conflict with the Company interests; and (d) safeguard and properly use the Company’s proprietary and confidential information, assets and resources, as well as those of the Company’s suppliers, customers and business partners.

3.2.	Certain of the Company’s policies are complemented by specific responsibilities set forth in documents such as the Company’s Timely Disclosure, Confidentiality and Insider Trading Policy; Diversity, Equity and Inclusion Policy; Human Rights Policy; Health, Safety, Environment and Social Responsibility Policies; and Whistleblower Protection Policy.
These policies are available on the Company’s website at https://magsilver.com/corporate/governance/.

4.	MAG’s Guiding Principles

4.

4.1.	Avoid Conflicts of Interest

Company Personnel should not engage in any activity, practice or act that conflicts, or may reasonably be expected to conflict, or result in the appearance of a conflict, with the interests of the Company. A conflict of interest occurs when Company Personnel places or finds themself in a position where their private interests conflict with the interests of the Company, or have an adverse effect on such person’s ability to exercise judgment in the Company’s best interests or the proper performance of their job. Examples of such conflicts could include, but are not limited to:

•	accepting outside employment with, or accepting personal payments from, any organization which does business with, or wishes to do business with, the Company or is a competitor of the Company;

•	accepting or giving gifts of more than modest value to or from current or prospective suppliers or customers of the Company;

•	competing with the Company for the purchase or sale of property, services or other interests or diverting an opportunity from the Company or taking personal advantage of an opportunity in which the Company has an interest;

•	personally having, or having a family member who has, a financial interest in an organization or business which does or seeks to do business with the Company; or

•	having an interest in a transaction involving the Company or a customer, business partner or supplier (not including non-material investments in publicly traded companies).

Company Personnel must not place themselves in, or remain in, a position in which their private interests conflict, or can reasonably be expected to conflict or result in the appearance of conflict, with the interests of the Company.

If the Company determines that Company Personnel’s outside employment or activity interferes with performance or the ability to meet the requirements of their role with the Company, as they are modified from time to time, Company Personnel may be asked to terminate the outside employment or activity. To protect the interests of both Company Personnel and the Company, any such outside work or other activity that involves potential or perceived conflict of interest may be undertaken only after disclosure to the Company and, in the case of an officer or employee, review and approval by the CEO (or, in the case of the CEO seeking such outside work or other activity, review and approval by the Chair of the Board). Similarly, to the extent that Company Personnel is interested in accepting an appointment as a director, officer or other representative of another company or entity, or is otherwise considering a material investment in any such company, such appointment or investment, as the case may be, may proceed only after disclosure to the Company by Company Personnel and, in the case of an officer or employee, review and approval by the CEO (or, in the case of the CEO seeking such appointment or investment, review and approval by the Chair of the Board).

4.2.	Promote Fair Dealing

We seek to outperform our competition fairly and honestly, and as such, Company Personnel are prohibited from making false or deceptive statements about our competitors. We seek competitive advantages through superior performance, not through unethical or illegal business practices. We will not collude in any way with any competitor to unlawfully fix prices, discounts or terms of sale or divide markets, market shares, customers or territories. Information about other companies and organizations, including competitors, must be gathered using appropriate methods. Illegal acts such as trespassing, burglary, misrepresentation, wiretapping, bribery, payment of kickbacks or facilitation payments and stealing are prohibited. For additional information see the Company’s Anti-Bribery and Anti-Corruption Policy.

Possessing trade secrets that were obtained without the owner's consent, or inducing such disclosures by customers or past or present employees of other companies is prohibited. Company Personnel must endeavor to respect the rights of, and deal fairly with, our customers, suppliers, competitors and employees. No employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair business practice.

4.3.	Prohibit Workplace Harassment and Discrimination

The Company is committed to maintaining a collegial and respectful workplace and its policies prohibit workplace harassment and discrimination. The Company will comply with applicable human rights legislation in those jurisdictions where it does business. For more information on the Company’s commitments, please refer to the Company’s Human Rights Policy and Diversity, Equity and Inclusion Policy.

•	You will not discriminate against or harass Company Personnel, or any other person with whom you come in contact in the course of your role with the Company, on the basis of gender, race, ethnic background, religion, disability, age, marital and family status, sexual orientation, gender identity or any other personal characteristic protected by law.

•	You will not engage in abusive or harassing conduct toward Company Personnel, or any other person with whom you come in contact in the course of your role with the Company, such as unwelcome sexual advances or other non-business, personal comments or conduct that makes others uncomfortable in their role with the Company.

All acts or threats of workplace violence are prohibited. We encourage and expect you to report workplace harassment, discrimination or other inappropriate conduct as soon as it occurs, either directly to your supervisor or via the procedure set out in the Company’s Whistleblower Protection Policy.

4.4.	Protect Personal Information

The Company, and companies and individuals authorized by the Company, collect and maintain personal information that relates to your employment, including compensation, medical and benefit information. The Company follows procedures to protect information wherever it is stored or processed, and access to your personal information is restricted. Your personal information will only be released to outside parties in accordance with the Company’s policies and applicable legal requirements. Company Personnel who have access to personal information must ensure that personal information is not disclosed in violation of the Company’s policies or practices.

4.5.	Understand and Comply With the Rules and Regulations Surrounding Insider Trading

The Company encourages all Company Personnel to become shareholders of the Company on a long-term investment basis. In connection therewith, please refer to the Company’s Timely Disclosure, Confidentiality and Insider Trading Policy (the “Insider Trading Policy”).

Insider Trading (as defined in the Insider Trading Policy) by Company Personnel and family members of Company Personnel is strictly prohibited.

4.6.	Use Company IT Systems Appropriately

You are expected to use the information technology (“IT”) systems of the Company available to you for appropriate business purposes and in a manner consistent with this Code of Conduct, other policies and applicable laws and regulations. Use of these systems imposes certain responsibilities and obligations on all Company Personnel. Usage must be ethical and honest with a view to preservation of and due respect for Company’s intellectual property, security systems, personal privacy, and freedom of others from intimidation, harassment, or unwanted attention. To the extent permitted or required by law, the Company may for business and/or legal and compliance purposes store, review, monitor, audit, intercept, access, copy, record and, where appropriate, disclose to regulators and other outside parties the information contained in, or your usage of, its IT systems. In addition, it is your responsibility to be familiar with Company policies relating to information security and to take necessary and appropriate steps to prevent unauthorized access, including, for example, selecting appropriate passwords, safeguarding your passwords and other means of entry (and not sharing them with other persons) and password protecting data on electronic devices.

4.7.	Maintain Confidentiality of Company Affairs

The business affairs of the Company are confidential and should not be discussed with anyone outside the organization except for information that has already been made available to the public. The Company is committed to providing timely, consistent and credible dissemination of information, consistent with disclosure requirements under applicable securities laws. Please refer to the Company’s Timely Disclosure, Confidentiality and Insider Trading Policy for more information.

4.8.	Keep Accurate Books and Records

As a public company, MAG is required to record and publicly report all internal and external financial records in compliance with International Financial Reporting Standards (“IFRS”). Therefore, you are responsible for ensuring the accuracy of all books and records within your control and complying with all Company policies and internal controls. All Company information must be reported accurately, whether in internal personnel, safety, or other records or in information we release to the public or file with government agencies.

4.9.	Establish and Maintain Effective Disclosure Controls and Procedures

As a public company, MAG is required to file periodic and other reports with the Canadian securities regulatory authorities and to make certain public communications. The Company is required by the Canadian securities regulatory authorities to maintain effective “disclosure controls and procedures so that financial and non-financial information is reported timely and accurately both to our senior management and in the filings we make. You are expected, within the scope of your duties, to support establishing and maintaining the effectiveness of the Company’s disclosure controls and procedures.

4.10.	Comply With All Laws, Rules and Regulations

The Company is committed to compliance with all laws, rules and regulations, including laws and regulations applicable to the Company’s securities and trading in such securities, as well as any rules promulgated by any exchange on which the Company’s shares are listed.

4.11.	Foster a Safe and Healthy Workplace

The Company is committed to the health, safety and welfare of its employees and others. The Company complies with all applicable laws and regulations relating to safety and health in the workplace. We expect Company Personnel to promote a positive working environment for all. You are expected to consult and comply with all Company rules regarding workplace conduct and safety. You should immediately report any unsafe or hazardous conditions or materials, injuries, and accidents connected with our business and any activity that compromises Company security to your supervisor. You must not work under the influence of any substances that would impair the safety of others. All threats or acts of physical violence or intimidation are prohibited. For more of the Company’s Health and Safety commitments, please refer to the Health, Safety, Environment and Social Responsibility Policies.

4.12.	Use Caution When Engaging in Political Activity of Any Kind

Company Personnel must abide by all laws and regulations governing political contributions in every jurisdiction where the Company does business. Company Personnel may, subject to applicable laws, engage in legitimate political activity, as long as it is carried out on their own time and without using the Company’s property or associating the Company with such activity. Company Personnel may seek election or other political office, but, in the case of officers or employees, must notify their supervisor before seeking such office to discuss the impact that such involvement may have on their responsibilities. Company Personnel may express their views on public or community issues of importance, but it must be clear at all times that the views expressed are those of the individual and not those of the Company.

5.	Compliance and Enforcement

5.

5.1.	The Company will clearly communicate the expectation that all employees, directors, consultants and contractors will comply with this Code of Conduct. For Company employees, non-compliance with this Code of Conduct may be grounds for disciplinary action up to and including termination of employment. For directors, non-compliance may be grounds for case-specific disciplinary action, which may include immediate discharge or removal. For consultants and contractors, non-compliance may be grounds for contract termination. Individuals may also be subject to civil and criminal prosecution including penalties, fines and imprisonment.

5.2.	Company Personnel who become aware of, or suspect a violation of this Code of Conduct must report the matter using any of the following methods:

Reporting the violation in an informal manner: The concern could be reported directly to any supervisor or member of the Company’s management team whom the employee is comfortable approaching. Any manager or other supervisory employee who receives a report of an alleged violation must immediately forward the report to the CEO, unless the alleged violation involves the CEO, and in such case the report must be forwarded to the Chair of the Governance and Nomination Committee.

Reporting the violation through the Company’s anonymous and confidential whistleblower helpline: The Company has engaged Integrity Counts, a Canadian provider of global ethics reporting services, as an independent and external administrator of their whistleblower helpline. There are three ways to submit a complaint via Integrity Counts:

(i)	filing a report on the website (http://integritycounts.ca/org/magsilver);

(ii)	calling the toll-free phone number (North America 1-866-921-6714 or Mexico 001-800-099-0642); or

(iii)	submitting an email (magsilver@integritycounts.ca).

5.3.	For additional information about how to report misconduct, illegal activity, or violations of this Code of Conduct or other policies, please consult MAG’s Whistleblower Protection Policy, which can be found at https://magsilver.com/corporate/governance/.

6.	Policy Against Retaliation

6.

6.1.	The Company prohibits Company Personnel from retaliating or taking adverse action against anyone for reporting, in good faith, conduct constituting a suspected or potential violation of the Code of Conduct or for cooperating with or participating in any investigation or proceeding relating to such a concern conducted by the Company or any government authority. Such prohibited retaliation includes actual or threatening the ending of employment of a person, or demoting, disciplining, suspending or imposing a penalty related to the employment of a person. Any individual who has been found to have engaged in retaliation against Company Personnel for reporting, in good faith, a conduct concern, seeking advice with respect to such reporting, or indicating a good faith intent to make such a report, or for co-operating with or participating in the investigation of such a concern, may be subject to discipline, up to and including termination of employment or other business relationship. If any individual believes that they have been subjected to such retaliation, that person is encouraged to report the situation as soon as possible to one of the people detailed in the “Compliance and Enforcement” section above.

7.	Waivers and Amendments

7.

7.1.	Only the Board may waive application of or amend any provision of this Code of Conduct. A request for such a waiver should be submitted in writing to the Board, Attention: Chair of the Corporate Governance and Nomination Committee for its consideration. Should the matter involve the Company’s CEO, then the waiver should be submitted in writing to the Chair of the Board.

7.2.	The Company will promptly disclose to investors all substantive amendments to the Code of Conduct, as well as all waivers of the Code of Conduct granted to directors or officers in accordance with applicable laws and regulations.

8.	No Rights Created

8.

8.1.	This Code of Conduct is intended as a component of the flexible governance framework within which the Board, assisted by its committees, supervises the management of the business and affairs of the Company. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Company’s Articles and By-Laws, it is not intended to establish any legally binding obligations.

9.	Implementation Queries

9.

9.1.	Any questions regarding the Code of Conduct, procedures or other Company policies mentioned herein should be directed to the CEO or any member of the Company’s management team. In situations where a real or perceived conflict of interest exists with the CEO, questions regarding the Code of Conduct should be directed to the Chair of the Board.

Last reviewed and approved by the Board on March 25, 2022.

Receipt of Code of Business Conduct and Ethics

I have received a copy of MAG silver Corp. (the “Company”)’s Code of Business Conduct and Ethics (the “Code of Conduct”) and acknowledge that I have read and understand its contents. I understand my obligation to comply with this Code of Conduct, and my obligation to report to appropriate personnel within the Company any and all conduct constituting potential or suspected violations of this Code of Conduct. I understand that the Company expressly prohibits any director, officer or employee from retaliating against any other such person for reporting such conduct. I am familiar with all resources that are available if I have questions about specific conduct, Company policies, or the Code of Conduct.

Printed Name:

Signature:
Position:
Date:

Please sign and date this receipt and return it to the Corporate Secretary, MAG Silver Corp.